SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

April 23, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director

Re:	bioMETRX, Inc.
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140628
Dear Mr. Owings:

This letter sets forth the responses of bioMETRX, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2007 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-140628) filed with the Commission on January 12, 2007 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated March 9, 2007. Please note that we also updated the Registration Statement to include the Company’s financial statements for the year ended December 31, 2006.

Dollar value of underlying securities

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Convertible Notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

We have added a disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and debentures. The value was determined by multiplying the number of shares of common stock underlying the notes and debentures by the market price of the Company’s common stock on the respective dates the notes and debentures were issued.

Securities and Exchange Commission
April 23, 2007

Payments to the investor and affiliates

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

We have added disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction to any selling shareholder, any affiliate thereof, or any person with whom any selling shareholder has a contractual relationship. As part of this disclosure we have provided a footnote disclosing the terms of such payment.

We have also disclosed in the prospectus the net proceeds to the Company from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the notes and debentures.

Potential profits on conversion

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and debentures, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible notes and debentures” means the securities underlying the convertible notes and debentures that may be received by the persons identified as selling shareholders]:

Securities and Exchange Commission
April 23, 2007

•	the market price per share of the securities underlying the convertible notes and debentures on the date of the sale of the convertible notes and debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes and debentures, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established for the convertible notes and debentures; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and debentures and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes and debentures (assuming no interest payments and complete conversion of the convertible notes and debentures);

•
the combined market price of the total number of shares underlying the convertible notes and debentures, calculated by using the market price per share on the date of the sale of the convertible notes and debentures and the total possible shares underlying the convertible notes and debentures;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and debentures calculated by using the conversion price on the date of the sale of the convertible notes and debentures and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes and debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible notes and debentures from the combined market price of the total number of shares underlying the convertible profited stock on that date.

Securities and Exchange Commission
April 23, 2007

If there are provisions pertaining to the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We have provided in the prospectus, with tabular disclosure of each of the bullet points set forth in the Commissions comment #3.

There are no provisions pertaining to the convertible notes or debentures that could result in a change in the conversion price of the securities.

Total potential profit from other securities

4.	Please provide us, with. a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and.

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

Securities and Exchange Commission
April 23, 2007

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We have provided in the prospectus, with tabular disclosure of each of the bullet points set forth in the Commissions comment #4.

Comparison of issuer proceeds to potential investor profit

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed, in response to Comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible notes and debentures as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes and debentures.

Securities and Exchange Commission
April 23, 2007

We have provided in the prospectus, with tabular disclosure of each of the bullet points set forth in the Commissions comment #5.

In addition we have provided, as a percentage of the total amount of the possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible notes and debentures as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes and debentures, as well as the amount of that resulting percentage averaged over the term of the convertible notes and debentures.

Prior transactions between the issuer and the selling shareholders

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure, of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Securities and Exchange Commission
April 23, 2007

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We have provided in the prospectus, with tabular disclosure of each of the bullet points set forth in the Commissions comment #6.

Comparison of registered shares to outstanding shares

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes and debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in. the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

We have provided in the prospectus, with tabular disclosure of each of the bullet points set forth in the Commissions comment #7. Please note that in our analysis we did not include any securities underlying any outstanding convertible securities, options or warrants.

Securities and Exchange Commission
April 23, 2007

The issuer’s intention and ability to make all payments, if any, on the convertible preferred stock and the presence or absence of short selling by the selling shareholders

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information.:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or..” after the filing of the registration. statement, etc.).

We have disclosed in the prospectus, the Company’s intention and financial ability to make all payments on the convertible notes and debentures. We disclosed that we have no knowledge that any of the selling shareholders have an existing short position in the Company’s common stock.

Relationships between the issuer and selling shareholders

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

Securities and Exchange Commission
April 23, 2007

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We have disclosed in the prospectus a complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. We have previously filed all agreements between the selling shareholders and the Company.

The method by which the number of registered shares was determined

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Selling Security Holders’ section of the prospectus.

For the warrants we registered the number of shares of common stock underlying the warrants. For the convertible notes, convertible debentures and forbearance notes owned by each selling shareholder we divided the principal amount of such instrument by the conversion price of $1.00 to determine the number of shares to register.

Information regarding institutional selling shareholders

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Contained in the footnotes of the selling shareholder table is the name of the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Securities and Exchange Commission
April 23, 2007

Undertakings, page 46

12.	Please revise your undertakings to include the undertakings of Item 512(g)(2) of Regulation S-B.

We have revised the undertakings to include the undertakings of Item 512(g)(2) of Regulation S-B.

We trust that the foregoing appropriately addresses the issues raised by your letter of comments dated March 9, 2007. If you have any additional comments, please address to them to me on behalf of the bioMETRX.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider

JCS/mr